Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	17 January 2012

SIMS METAL MANAGEMENT MAKES A 20 PERCENT STRATEGIC

INVESTMENT IN CHIHO-TIANDE GROUP, A HONG KONG LISTED RECYCLER

Sims Metal Management Limited, the world’s largest listed metal and electronic recycling company (SimsMM), today announced that it has made a significant minority investment in Chiho-Tiande Group Limited (CTG) (HKG:976), a Hong Kong listed and fast growing metals and electronics recycler with operations in the People’s Republic of China and Hong Kong.

With main processing facilities in Taizhou and Ningbo, CTG is the largest mixed scrap metals importer in China and operates three core businesses: a metal recycling business, foundry business and wholesale scrap metal brokerage business. CTG has expanded into domestic ferrous and non-ferrous scrap metal recycling in Shanghai and recently announced further expansion plans to Yantai on the Bohai Coast and Hong Kong with new metals and electronics recycling facilities.

SimsMM has acquired 16 percent of the existing shares of CTG from founder Chairman Ankong Fang and Delco Participation B.V. (Delco), a Netherlands-based scrap metal company. Delco has granted an option to SimsMM to acquire a further 2 percent of CTG. In addition, subject to approval by CTG’s independent shareholders, SimsMM will subscribe for a convertible bond and be issued warrants. After all instruments are exercised or converted, SimsMM expects to hold 20 percent of the fully diluted issued capital of CTG. In order to support the continued growth plans of the company, Chairman Fang and Delco will re-invest two-thirds of the proceeds received from SimsMM into convertible bonds issued by CTG on the same terms as SimsMM.

Daniel W. Dienst, Group Chief Executive Officer stated, “After several years of earnest evaluation of opportunities to enter the physical recycling arena on Mainland China and in Hong Kong, we have identified CTG as among the most exciting and attractive companies that will define and shape the nascent Chinese recycling landscape. Through our investment and partnership, we are validating not only CTG’s extraordinary growth prospects under the vision of Chairman Fang and his leadership team but, as importantly, the shared cultures of our two companies manifested in unwavering commitments to creation of long-term shareholder wealth, the safety of our valued employees and the health of the environment and communities in which we operate and locate. CTG, as a long-standing trusted and honorable trading partner of SimsMM, made this investment decision that much more compelling.”

Ankong Fang, Chairman of CTG stated, “As the largest mixed metal scrap importer and processor in China, we are always exploring opportunities to grow, both within China and worldwide. SimsMM has been one of our major suppliers for a number of years and, given SimsMM’s global reach and customer network, advanced technologies and solutions in the metals and electronics recycling industry, the proposed strategic collaboration with SimsMM will add significant value and expertise and complements our Group.”

Chairman Fang continued, “I believe that SimsMM, the industry leader, becoming a significant minority shareholder shows a strong recognition of our Group’s competitiveness and achievements. I look forward to continuing to lead our company and the opportunity to work with a world-class management team under the leadership of Mr Daniel Dienst and particularly Mr Michael Lion, who will become a member of our Board upon the successful completion of the transaction.”

Michael Lion, Chairman Sims Metal Management Asia Limited, and SimsMM’s nominee to the CTG Board, concluded by saying, “The complementary expertise of SimsMM’s global trading reach, material recovery technology and rigorous controls married to CTG’s exceptional leadership and fast-growing presence in the China and Hong Kong recycling space provides a transformational platform for our partnership. As the domestically generated volumes of recyclable non-ferrous and ferrous metals and electronics continues to grow, SimsMM’s and CTG’s shared vision of building a leading best practices position in China together is an extraordinary and exciting opportunity. I am honored to be designated to serve.”

Transaction details

SimsMM, through its Hong Kong subsidiary, has entered into a sale and purchase agreement (SPA) with HWH Holdings Limited, an affiliate of Chairman Fang, and Delco with respect to 18 percent of the existing share capital of CTG. Pursuant to the SPA, SimsMM has completed the initial purchase of 167 million CTG ordinary shares (representing 16 percent of the current issued share capital of CTG) at HK$4.50 per share from Chairman Fang and Delco. In addition, Delco has granted SimsMM an option (for nominal consideration) to acquire up to an additional 21 million shares (representing 2 percent of the current issued share capital of CTG), exercisable between two and three years from the date of completion of the SPA, at an exercise price of HK$6.00 per option.

SimsMM will subscribe for a three-year warrant (for nominal consideration) over 13 million new CTG shares at an exercise price of HK$6.00 per warrant as well as a three-year HK$316 million convertible bond, which has a 4 percent per annum coupon and is convertible into 53 million CTG shares at a conversion price of HK$6.00 per share. Both the warrant and convertible bond issues are subject to CTG independent shareholder approval. Chairman Fang and Delco have also agreed to subscribe for a convertible bond on equivalent terms.

The upfront investment by SimsMM will be approximately US$137 million and should all options, warrants and convertible bonds be exercised or converted, SimsMM expects to have a fully-diluted 20 percent shareholding in CTG. Provided SimsMM retains a 10 percent shareholding in CTG, it will have the right to nominate one director to the CTG Board of Directors.

Based on SimsMM initially accounting for the investment as a financial asset (as opposed to the equity method of accounting), the transaction is expected to be EPS neutral to SimsMM in the near term.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Dan Dienst Group Chief Executive Officer Tel: + 1 212 500 7410	or	Rob Larry Chief Financial Officer Tel: +1 312 644 8205

or

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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